SSYS Q4 2015 Earnings Script

SLIDE 1 & 2: TITLE SLIDES

SPEAKER: Operator

Good day, ladies and gentlemen. Welcome to today’s conference call to discuss Stratasys’ fourth quarter and full year 2015 financial results.

My name is [INSERT], and I’m your operator for today’s call. [INSERT RELEVANT INSTRUCTIONS].

And now, I’d like to hand the call over to Shane Glenn, Vice President of Investor Relations for Stratasys. Mr. Glenn, please go ahead.

SLIDE 3: FLS & NON-GAAP DISCLOSURE

SPEAKER: Shane Glenn

Good morning, everyone, and thank you for joining us to discuss our fourth quarter and full year 2015 financial results. On the call with us today are David Reis, CEO, and Erez Simha, CFO and COO of Stratasys.

I remind you that access to today's call, including the prepared slide presentation, is available online at the web address provided in our press release.

In addition, a replay of today's call, including access to the slide presentation, will also be available and can be accessed through the investor section of our website.

We will begin by reminding everyone that certain statements in this presentation regarding Stratasys' belief that its comprehensive new strategy will help grow its markets, and the statements regarding its projected future financial performance, including under the heading “Financial Guidance,” are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the overall global economic environment; the impact of competition and new technologies; general market, political and economic conditions in the countries in which Stratasys operates; changes in projected capital expenditures and liquidity; changes in Stratasys' strategy; changes in government regulations and approvals; changes in customers’ budgeting priorities; and other factors referred to under “Risk Factors,” “Information on the Company,” “Operating and Financial Review and Prospects,” and generally in Stratasys' annual report on Form 20-F for the year ended December 31, 2014, filed with the U.S. Securities and Exchange Commission (the “SEC”), and in other reports that Stratasys has filed with or furnished to the SEC from time to time. Readers are urged to carefully review and consider the various disclosures made in Stratasys' SEC reports, which are designed to advise investors as to the risks and other factors that may affect Stratasys' business, financial condition, results of operations and prospects. Any guidance and other forward-looking statements in this press release are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

As in previous quarters, today's call will include non-GAAP financial measures. These non-GAAP financial measures should be read in combination with our GAAP metrics to evaluate our performance. We also note that we are not providing any pro forma financial results for acquisitions. Certain non-GAAP to GAAP reconciliations are provided in the table contained in our slide presentation and today’s press release.

Now I would like to turn the call over to our CEO, David Reis. David?

SLIDE 4: OPENING SUMMARY

SPEAKER: David Reis

Good morning everyone, and thank you for joining today’s call.

The operating environment during the fourth quarter was characteristic of the difficult market conditions that impacted our performance throughout 2015.

This included a weaker macro-economic environment compared to prior years, and a shift in customer buying patterns following two years of extraordinarily strong demand.

Despite these near-term challenges, we were pleased to recognize a favorable trend in operating expenses, as well as an improvement in cash generation during the quarter – both driven by the initial success of our on-going restructuring and efficiency initiatives.

As we enter 2016, we have entered a new phase in our company’s development.

We are looking to maintain our leadership position in prototyping, while developing a solutions-based business model, which targets key vertical markets and emerging applications for tools and end-use parts.

At the same time, we are committed to further improving our financial performance by aggressively managing our expenses and driving additional operational efficiencies.

I will return later in the call to provide you more detail on these important initiatives and other key developments, but first, I will turn the call over to our CFO and COO, Erez Simha, who will review the details of our financial results.

Erez?

SLIDE 5 & 6: FINANCIAL RESULTS SUMMARY

SPEAKER: Erez Simha

Thank you, David, and good morning, everyone.

As David mentioned, we continued to observe a challenging business environment during the fourth quarter, driven by macro-economic considerations and a lengthening of product sales cycles in our core markets.

Total revenue in the fourth quarter decreased by 20% to $173.4 million when compared to $217.1 million for the same period last year.

Our core business revenue, which excludes MakerBot and Stratasys Direct Manufacturing, declined by 14% in the fourth quarter over last year.

MakerBot product and service revenue declined by 62% in the fourth quarter over last year, driven by the overall market weakness, as well as by the impact of the ongoing restructuring of that business.

Non-GAAP net loss for the fourth quarter was $0.7 million, or a loss of $0.01 per diluted share, compared to non-GAAP net income of $24.9 million, or $0.48 per diluted share, reported for the same period last year.

The Company completed the goodwill impairment analysis of all of its reporting units that began in the third quarter, and recognized an additional non-cash goodwill, and other intangible assets impairment charges of $104 million, net of tax, in the fourth quarter

In addition, the company determined that a non-cash valuation allowance against its deferred tax assets was required, as near-term realization of these assets is unlikely. This allowance amounted to $95 million in the fourth quarter.

It should be noted that these deferred tax assets have expiry dates many years into the future and we do anticipate being able to recognize their value to offset perspective tax liabilities.

We were pleased to end the year with a healthy backlog of $27.3 million, versus $14.3 million at the end of 2014.

SLIDE 7: RESTRUCTURING

Given current market conditions, and the uncertain timing of a recovery, we continue to make operational adjustments that better align our cost structure with the lower growth environment.

Our ongoing restructuring initiatives include the following:

1.)	Plans to improve working capital management.
2.)	Reduction in global workforce by 10% during the fourth quarter.
3.)	And programs to reduce operating expenses and optimize manufacturing.

The impact of these restructuring activities will be realized throughout 2016.

We were pleased to see some positive trends in our expenses during the fourth quarter that resulted from these initiatives.

SLIDE 8: REVENUE

Product revenue in the fourth quarter decreased by 26% to $124.3 million, as compared to the same period last year.

Within product revenue, system revenue for the quarter declined by 37% over the same period last year, driven primarily by the overall market weakness we discussed previously.

Consumables revenue for the quarter was relatively flat when compared to the same period last year.

While also impacted by the overall market slowdown, consumable revenue growth is more a function of our installed base, and thus less affected by a decline in system sales within any given quarter.

Services revenue in the fourth quarter increased slightly to $49.0 million, as compared to the same period last year.

Within service revenue, customer support revenue during the quarter, which includes the revenue generated mainly by maintenance contracts on our systems, increased by 11% compared to the same period last year, driven primarily by growth in our installed base of systems and the success of our programs to extend service contracts.

SLIDE 9: UNIT SALES

The Company sold 4,629 3D printing and additive manufacturing systems during the fourth quarter, and has sold a total of 146,024 systems worldwide as of December 31, 2015, on a pro forma combined basis.

Unit sales in the fourth quarter, relative to prior periods, were impacted by lower MakerBot unit sales, as well as the overall impact of the market factors we have outlined previously.

For our core products, system ASP in the fourth quarter improved sequentially and year-over-year, driven by a product mix that favored higher-value systems compared to prior periods, including strong sales of our Connex line.

SLIDE 10: GROSS PROFIT

Gross margins declined to 48% for the fourth quarter, compared to 56% for the same period last year.

The decrease in gross margin over last year was driven primarily by one-time items which are included in our non-GAAP presentations, as well as the inefficiencies related to lower production volumes.

The one-time items include a negative impact of approximately $7.7M, related primarily to inventory adjustments.

Product gross margin decreased to 53% in the quarter, compared to 59% for the same period last year, reflecting the impact of the one-time items, as well as the inefficiencies related to lower production volumes.

Service gross margin decreased to 36% in the quarter, as compared to 44% for the same period last year, driven primarily by a one-time inventory adjustment, and buildup of capacity at Stratasys Direct Manufacturing. However, service gross margins improved sequentially from the 32% recognized in the third quarter.

SLIDE 11: OPERATING/NET PROFIT

Operating expenses decreased by 5% to $92.3 million for the fourth quarter, as compared to the same period last year.

In addition, operating expenses in the quarter declined by 3% when compared to the third quarter of 2015.

These favorable trends reflect the positive impact of our efficiency and cost-saving initiatives, including reductions in headcount, subcontractors, facility consolidation, and an overall focus on reducing our direct and indirect spend.

Net R&D expenses decreased by 4% in the quarter to $22.2 million over the same period last year, driven by our overall cost reduction efforts.

SG&A expenses decreased by 7% in the quarter to $70.1 million over the same period last year, reflecting the impact of lower reseller commissions and planned cost reductions.

We should note that these planned cost reductions should not impact long-term strategic initiatives. In some cases, we have actually increased investments in areas we view as important for long-term growth.

Net income included a tax benefit of $8.9 million, which resulted mainly from the impact of losses incurred in high tax jurisdictions.

SLIDE 12: GEOGRAPHIC MIX

The following slide provides you a breakdown of our geographic sales for the quarter, which reflects the broad-based weakness we have outlined previously.

Our regional results were consistent with the trends we have observed throughout the year.

SLIDE 13: BALANCE SHEET/CASH FLOW

Non-GAAP EBITDA for the fourth quarter amounted to a loss of $1.4 million.

The Company generated $7.7 million in cash from operations during the fourth quarter, and currently holds approximately $258.2 million in cash, cash equivalents, and short term bank deposits.

Our cash from operations improved in the fourth quarter, driven by improvements in working capital management.

Inventory at the end of the fourth quarter declined to $123.7 million as compared to $140.8 million at the end of the third quarter, driven primarily by a planned reduction in production levels, and a heightened focus on inventory management.

Accounts receivable decreased by 6% to $123.2 million, compared to $130.7 million at the end of the third quarter; with DSO on 12-month trailing revenue remaining relatively flat at 65, compared to 64 in the previous quarter.

SLIDE 14: SUMMARY

In summary,

1.)	The challenging market environment persisted into the fourth quarter, which is reflected in our results.
2.)	We are making adjustments to our cost structure accordingly, and are encouraged by the positive trends in operating expenses and working capital management.
3.)	Given the uncertain timing of a return to stronger growth rates, we have planned for a continuation of current market conditions throughout 2016.
4.)	Regardless, we remain focused on improving operational efficiencies, and will stand prepared to make additional adjustments, to better align with changes in the business environment.
5.)	And finally, we believe we maintain a strong balance sheet with sufficient capital to invest for the future and capitalize on emerging opportunities.

I would now like to turn the call over to our VP of Investor Relations, Shane Glenn, who will provide you greater details on our 2016 financial guidance. Shane.

SLIDE 15: GUIDANCE

SPEAKER: Shane Glenn

Thank you, Erez.

As Erez mentioned, our visibility into the timing and magnitude of a market recovery remains limited.

This uncertainty is reflected in our revenue projections and operating budget, which assume no significant market improvement throughout 2016.

Our guidance for 2016 is as follows:

1.	Total revenue in the range of $700 to $730 million, with non-GAAP net income in the range of $9 to $23 million, or $0.17 to $0.43 per diluted share.
2.	GAAP net loss of $84.0 to $67.0 million, or ($1.60) to ($1.28) per basic share.
3.	Non-GAAP earnings guidance excludes $59.0 million of projected amortization of intangible assets; $25.0 to $27.0 million of share-based compensation expense; $7.0 million in merger and acquisition related expenses; $4.0 to $5.0 million in reorganization and other related costs; and includes $5.0 million in tax expenses related to non-GAAP adjustments.

Additionally, we are providing the following information regarding our company’s potential performance and strategic plans for 2016:

1.	Gross margins to improve modestly to a range of 54-55%
2.	Operating margins of 3-5%
3.	Tax expense of $10-$11 million, which includes the negative impact of the planned accounting treatment for deferred tax asset valuation allowance.
4.	Capital expenditures are projected at $60 to $70 million, with approximately $45 million designated for completing the company’s new facility in Israel.

Our tax expense guidance, and relatively high estimated non-GAAP tax rate for 2016, is a function of the ongoing non-cash valuation allowance against deferred tax assets we expect to record throughout the year.

As Erez mentioned, these deferred tax assets have expiration dates many years into the future, and we do anticipate being able to recognize their value to offset perspective tax liabilities in the future.

The company believes that it can achieve a significant improvement in its operating structure in 2016 which can translate into improved operating profit compared to the prior year.

Given the expected impact on net income of the planned accounting treatment for tax valuation, the company believes operating profit growth would be the best measure of performance in 2016.

Finally, at this time we are reviewing our long term operating model, and plan to provide an update when we observe improved visibility.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of our press release and slide presentation, with itemized detail of the non-GAAP financial measures.

Now, I'd like to turn the call back over to David Reis. David?

SLIDE 16 & 17: STRATEGIC OVERVIEW

SPEAKER: David Reis

Thank you, Shane

Following a period of extraordinary growth that ended at the close of 2014, we continue to feel the impact of an industry-wide slowdown.

This has required us to re-evaluate our cost structures in order to improve our financial performance.

We continue to position our business for future success, and are in the midst of a new phase in our company’s development.

We are optimistic about the potential impact of this transformation, and believe we have the necessary components and strategy that will help us achieve our goals.

SLIDE 18: BUSINESS TRANSFORMATION

In 2012, we completed the merger of two industry leaders, Stratasys and Objet.

That merger, and its successful integration, was followed by a series of acquisitions and investments that have further strengthened our core capabilities and expanded our business offerings.

We have now initiated the third phase in our company’s development.

Our goal is to maintain our leadership position in prototyping, while developing a solutions-based business model that targets key vertical markets and emerging applications for tools and end-use parts.

This includes heavy investment in R&D and go-to-market initiatives to support the many growth opportunities we have already identified; as well as incremental investments in our Strategic Accounts, Vertical Business Units, MakerBot, GrabCAD software, and IT infrastructure that will position us for long-term growth.

Our vision and purpose behind these investments remains the same – to shape lives by revolutionizing the way things are made.

SLIDE 19: VERTICALS AND STRATEGIC ACCOUNTS

We believe software will be crucial for future success within our industry, and through GrabCAD, we are developing new capabilities that are vital to our overall strategy.

In addition, our go-to-market development includes engaging our customers more directly through our Strategic Accounts Management (SAM) and Vertical Business Unit (VBU) initiatives.

Our SAM initiative looks to package and sell existing use cases across large organizations; while the VBU looks to collaborate with our customers and incubate new capabilities,

The key verticals that we have identified include aerospace, automotive, dental, medical, and jewelry, as well as education, which ultimately supports all of our verticals long-term, by training the next generation of designers, engineers, and technicians.

We believe these new initiatives will augment our current business, and address a wide-range of needs within key vertical markets, especially for manufacturing applications.

SLIDE 20: APPLICATIONS

Beyond prototypes, we see significant opportunity in the tooling market over the near term, which serves as a gateway for penetrating more advanced manufacturing applications in the future.

Tools and injection molds are projected by McKinsey to be a strong growth area for additive manufacturing – with 30 to 50% of tools being replaceable with 3D printing by 2025.

Longer-term, we believe our technology can bring many benefits to manufacturing and disrupt traditional processes – especially within the supply chain, and for low volume production.

SLIDE 21: INNOVATION & PRODUCTS

We recently announced the enhanced Objet Connex3, which provides greater functionality and a vastly simplified user experience.

The new system is significant in three ways:

1.)	We have replaced several single, standalone machines with a streamlined Connex product line.
2.)

The new system features the Creative Color Software powered by the Adobe 3D Color Print Engine that enables new color spectrum capabilities – expanding availability from 46 colors per palette to more than 1,000 gradient color options.

3.)	In addition, the Connex3 now includes new software enhancements that simplify the design-to-3D print workflow.

The new workflow will enable customers to upload part files directly from Adobe Photoshop to locally residing Connex3 systems or to Stratasys Direct Manufacturing for quoting, validation, and previewing.

We believe this parts-on-demand functionality will be unlike anything in the industry.

SLIDE 22: MAKERBOT UPDATE

I would like to provide you a brief update on MakerBot.

Although we have addressed the product reliability issues that impacted MakerBot’s performance, the desktop space has been affected by the broader market challenges.

We have taken several steps over the last year to improve the performance of MakerBot, including enhancements to management, improved collaboration between our collective engineering teams, and the development of synergistic sales partnerships.

Additionally, we reorganized the business to reduce expenses and re-focus the sales and marketing efforts on the core education, and entry-level professional markets.

We expect productivity improvements at MakerBot throughout 2016.

While MakerBot remains a relatively small part of our overall business today, the desktop category is strategically important for the company.

We believe that exposure to entry-level 3D printing capabilities will lead to increased demand for more advanced 3D printing solutions, and that significant potential cross-selling synergies exist between MakerBot, our core customer base, and Stratasys Direct Manufacturing.

We also believe MakerBot remains the strongest brand in the desktop market, with an industry-leading ecosystem and product portfolio. We remain committed to the space.

SLIDE 23; BALANCE

We have a delicate balance to maintain between growth and profitability.

We must maintain our leadership position, while developing new markets, applications, and vertically-focused solutions.

At the same time, we must manage our expenses, drive operational efficiencies, and improve profitability and cash generation.

We believe that Stratasys will be a stronger, leaner, and more competitive company as a result of these initiatives.

As we highlighted earlier, these initiatives have already contributed to significant operational improvements, and we are committed to further progress as we move through 2016.

SLIDE 24: SUMMARY

In summary:

1.)	We will remain focused on maintaining our leadership position in prototyping, while targeting key vertical markets and emerging applications for tools and end-use parts.
2.)	We are enhancing our go-to-market infrastructure to provide higher-touch interactions with customers, while moving to a solution-based selling model that unifies our offerings,
3.)	In addition to investing in growth opportunities we have already identified, we are investing aggressively in initiatives to support long-term growth.
4.)	We will continue to focus on operational efficiency to help drive improvements in profitability and cash generation in 2016.
5.)	And finally, although we expect market conditions will remain challenging in 2016, we remain excited about our company’s future.

Operator, please open the call for questions.

SLIDE 25: Q&A

SPEAKER: David Reis

Thank you for joining today’s call. We look forward to speaking with you again next quarter. Goodbye.

SLIDE 26 & 27: RECONCILIATION TABLES